# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allied Gold Corp, CIK 0001993344
CUSIP: 01921D204
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario Canada (A6), M5J 2J3
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-002934
Filed by CIK 0001839497

## Reporting persons
- Helikon Investments Limited: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 12,272,202; sole dispositive power 0; shared dispositive power 12,272,202; aggregate amount beneficially owned 12,272,202 (9.75% of the class)
- Federico Riggio: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 12,272,202; sole dispositive power 0; shared dispositive power 12,272,202; aggregate amount beneficially owned 12,272,202 (9.75% of the class)

## Item 1. Issuer
Name of issuer: Allied Gold Corp
Address of issuer's principal executive offices: Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario Canada, M5J 2J3

## Item 2. Person Filing
Name of person filing:
(i) Helikon Investments Limited a United Kingdom public limited company ("Helikon UK"), with respect to the common shares without par value (the "Common Shares") of Skeena Resources Ltd., a Vancouver corporation (the "Company"), held by Helikon Long Short Equity Fund Master ICAV (the "Helikon Fund") managed by Helikon UK

(ii) Federico Riggio ("Mr. Riggio", and together with Helikon UK, the "Reporting Persons"), with respect to the CAD listed shares directly held by the Helikon Fund.
Address of principal business office or, if none, residence:
(i) Helikon UK; 17 Waterloo Place, London SW1Y 4AR.

(ii) Mr. Riggio 17 Waterloo Place, London SW1Y 4AR.
Citizenship: Helikon UK is a United Kingdom public limited company organized under the laws of the United Kingdom. Mr. Riggio is a citizen of the Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Helikon UK is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 115,379,216 Shares outstanding.
Percent of class: 7.75%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 7, 2026

Helikon Investments Limited
By: /s/ Paul McLernon
Paul McLernon / Director

Federico Riggio
By: /s/ Federico Riggio

## Signatures
- Helikon Investments Limited: /s/ Paul McLernon, Paul McLernon - Director (05/07/2026)
- Federico Riggio: /s/ Federico Riggio, Federico Riggio (05/07/2026)